UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 001-36195

SUNGY MOBILE LIMITED

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Tel: (+86 20) 6681-5066

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sungy Mobile Limited

By:	/s/ Yuqiang Deng
Name:	Yuqiang Deng
Title:	Chairman and Chief Executive Officer

Date: October 3, 2014

EXHIBIT INDEX

Page

Exhibit 99.1 – Press release	4

Exhibit 99.1

Sungy Mobile Announces Strategic Investment in MobileWoo

Guangzhou, China, October 2, 2014 – Sungy Mobile Limited (NASDAQ: GOMO), a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development (“Sungy Mobile” or the “Company”), today announced that it has made a strategic investment into MobileWoo Technology Holdings Limited (“MobileWoo”), a mobile application and internet business based in Beijing and Shenzhen.

MobileWoo is a mobile internet business that was established in 2010, with a focus on the research and development of mobile applications. MobileWoo’s innovative product team is comprised of seasoned mobile internet professionals who come from strong and seasoned backgrounds. Over the past several years, MobileWoo has introduced many popular products including its hit mobile app Taoshenbian, which has been one of the top five applications on the Taobao open application center platform.

Sungy Mobile has entered into a share purchase agreement on October 2, 2014 (the “Share Purchase Agreement”) with Northern Light Venture Capital II, Ltd., (“Northern Light”), Sina Hong Kong Ltd., (together with Northern Light, hereafter referred as the “Selling Shareholders”), and MobileWoo. Pursuant to the Share Purchase Agreement, the Company will purchase existing Series A and Series B Preferred Shares of MobileWoo from the Selling Shareholders, and certain number of Series B Preferred Shares to be newly issued by MobileWoo, for an aggregate cash consideration of approximately US$8.5 million. Upon completion of the transaction, the Company will beneficially own approximately 46% of the equity interest in MobileWoo. The transaction is expected to close in the near future, subject to the satisfaction of customary closing conditions.

Sungy Mobile also announced today that Mr. Zhi Zhu, co-founder, chief executive officer and a principal shareholder of MobileWoo, has been officially appointed as co-chief operating officer at Sungy Mobile, effective October 2, 2014. Mr. Zhu served as a member of the board of directors for both companies before May 12, 2014. Following Mr. Zhu’s transition to Sungy Mobile, the other co-founders of MobileWoo, Jianguo Shen, CTO, Wei Zhang, COO and a former architect from Nokia headquarters, and Xue Guo, shareholder and a seasoned app developer, will continue to lead MobileWoo’s development team.

Mr. Yuqiang Deng, chief executive officer of Sungy Mobile, stated, “We are very pleased to announce our strategic investment into MobileWoo as well as the addition of Mr. Zhu to the senior management team at Sungy Mobile. His deep experience in leading product development teams and managing several internet businesses will significantly strengthen our operational capabilities. On the product side, we will benefit greatly from MobileWoo’s extensive experience in innovating and developing mobile app products. Going forward, we will closely work with the MobileWoo development team to co-develop more products, further expanding and improving our portfolio of mobile applications.”

About Sungy Mobile Limited

Sungy Mobile Limited is a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development. Sungy Mobile’s platform product, GO Launcher EX, manages apps, widgets and functions on Android smartphones and serves as users’ first entry point to their phones; it is the mobile access point from which many Android users are able to find new and innovative ways to customize their experience, download apps and interact with their mobile devices every day.

Safe Harbor Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Sungy Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

ICR, Inc.

Chenjiazi Zhong

Tel: +1-646-417-5388

Email: IR@sungymobile.com

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